BAKER DONELSON
BEARMAN, CALDWELL & BERKOWITZ, PC

HENRY B. LEVI
Direct Dial: 404.221.6508
Direct Fax: 404.238.9708
E-Mail Address: hlevi@bakerdonelson.com

MONARCH PLAZA
SUITE 1600
3414 PEACHTREE ROAD N.E.
ATLANTA, GEORGIA 30326
PHONE: 404.577.6000
FAX: 404.221.6501

www.bakerdonelson.com

September 20, 2007

VIA FEDERAL EXPRESS

John Reynolds, Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20509

> **Re:** ***National House Care, Inc.***
> ***Form 1-A Filed July 28, 2007***
> ***File No.: 24-10185***
> ***Detailed Response to August 1, 2007 Comment Letter***

Dear Mr. Reynolds:

We have received and reviewed with out client the Comment Letter dated August 1, 2007 relating to the above-captioned Regulation A filing.   Below we have restated each of the numbered comments and have included following each comment our response or an explanation of how the comment has been addressed. Concurrently with this letter, we are filing Amendment No. 1 to the Form 1-A Offering Statement. For your convenience, we enclose an unbound, unmarked copy of the Amendment, as well as marked copies of the Offering Statement other than financial statements and Exhibits. Page numbers in this letter refer to actual page numbers in Offering Circular contained within the amended Offering Statement.

General

1.   *The disclosure in your offering circular does not appear to agree with information on your website For example we note the July 2007 commencement date of your offering and the address of your second website, www.nhcstock.com. Please revise or advise.*

All references to this offering have been removed from the nationalhousecare.com website. The second website, www.nhcstock.com, is inactive, and will be activated only when the offering has been qualified with the Securities and Exchange Commission. The content on the second website will be filed with the Commission and approval of the Staff will be obtained prior to its going active.

ALABAMA • GEORGIA • LOUISIANA • MISSISSIPPI • TENNESSEE • WASHINGTON, D.C. • BEIJING, CHINA

Representative Office,
BDBC International, LLC

Part I. Notification

Item 1(b). The Issuer's Officers, page 2

2. *Please include the title of the office of each executive officer. In addition, please identify the Chief financial Officer and Principal Accountant in the "Management – Current Officers" section on page 29 of the offering circular.*

   The titles of each executive officer have been added to Item 1(b) of Part I. On page 37 and 38 of the Offering Circular, the current Chief Financial Officer (Mr. Boyer) and Principal Accounting Officer (Mr. Gary Krajecki) of the Company have been identified. This is also now listed on page 3 in the Offering Circular Summary.

Item 4. Jurisdictions in which the securities are to be offered

3. *Please indicate the states where the offering will be registered and where the offering will be conducted under an exemption from registration, indicating the exemption to be relied upon.*

   The listed states have been edited to remove certain states in which the Company will not be offering its shares. At this time, it is not expected that the Company will rely on state exemptions.

Item 5. Unregistered securities issued or sold within one year, page 2

4. *Please comply fully with this paragraphs (a) and (c) of this item with regard to the issuance of shares to the three executive officers.*

   Item 5 of Part I has been expanded to provide all of the required information. The sales of shares to the founders in December 2006 had been omitted inadvertently as it was originally understood that at that time there was simply an additional contribution to capital, rather than actual issuances of shares. Similarly, information has been added in Item 5 paragraph (b) and (c) to reflect transfers among the three sole shareholders without consideration.

Part II. Offering Circular

Cover Page

5. *Please disclose on the cover page that your executive officers will offer the Shares on 'best efforts' basis without compensation, if true.*

This disclosure has been added to the cover page.

6. *Please reconcile the following: your disclosure on this cover page that Wachovia Bank will be your escrow agent with the Escrow Agreement; and the escrow agreement with Reliance Trust Company, which agreement you have filed as Exhibit number 9 to this offering statement. Please ensure that the disclosure throughout the offering statement is consistent in this regard.*

The references to Wachovia Bank in two locations within the Offering Circular have been corrected to replace them with the correct reference to Reliance Trust Company.

7. *Please disclose that if the minimum is not sold before the expiration date of the offering, the subscription funds will be promptly returned to subscribers.*

This disclosure has been added to the cover page of the Offering Circular.

Business of the Company, page 1

8. *Please provide the basis of your assertion that you believe you are the first of the handyman businesses to use "aging in place specialists." If applicable, support your statements by including in your response letter copies of, or excerpts from, reports or publications which you reference.*

The disclosure about being the first of the handyman businesses to use "aging in place specialists" has been revised on page 2 of the Offering Circular to refer instead to the Company's belief that it is the first national handyman franchise business that has advertised itself as using "certified aging in place specialists." The statement is based upon a review of the websites of all of the known national handyman franchise companies. A listing of these websites follows

www.andyoncall.com	www.handyman-network.com
www.carpenterandco.com	www.homefixology.com
www.casehandyman.com	www.hometask.com
www.facilityrepairservices.com	www.m2simple.com
www.handymanconnection.com	www.mrhandyman.com
www.handymanmatters.com	www.housedoctors.com
www.spectrumhomeservices.com	

Risk Factors, page 3

9. *Please do not include disclosures that may suggest to an investor that not all material risks are disclosed. In this regard, please remove the last sentence of the second paragraph and all of the third paragraph.*

The sentences referenced in this comment have been removed from the text on what is now page 4 of the Offering Circular.

10. *Please discuss the transfer restrictions applicable to the securities, now included in the risk factor "[t]he Shares will be illiquid," in a separate risk factor. We note the prohibition on trading of the shares for a 180 day period following an initial public offering of your stock. Please clarify when that period will commence. Will the period begin upon issuance of the Regulation A shares and continue through the 180 day period? Further, when you refer to initial public offering, please indicate whether you are referring to a registered offering under the federal securities laws.*

The transfer restrictions and illiquidity risks have been separated into separate risk factors on page 15 of the Offering Circular. Both in the disclosure of transfer restrictions in the last paragraph on page 15 of the Offering Circular, and in Section 4 of the Subscription Agreement, it has been clarified that by initial public offering, it is meant a federally registered underwritten public offering.

We may incur liabilities as a result of wrongful conduct on the part of House Technicians employed by us of (sic) our franchisees, page 13.

11. *Disclose when you intend to obtain liability insurance and the status of your efforts in this regard, if any. Discuss your potential liabilities in connection with the services you have, previously provided, and are currently providing, without liability insurance.*

The current insurance coverage of the Company has been summarized under the new "Insurance" subheading on page 36 of the Offering Circular. Statements in the originally filed Offering Circular inadvertently gave the incorrect impression that the Company has not been maintaining liability insurance. Additional statements regarding potential liabilities relating to the future franchising program have been added in the last risk factor paragraph on page 13.

Use of Proceeds, page 15

12. *Please revise the table to include each principal purpose with its dollar amount as a separate line item. This includes all principal purposes that are currently an unidentified*

part of the line items, "Franchising-related expenses" "Management and other employee information" and "Working Capital." In this regard, please split the item "Management and other employee compensation," to separately list and quantify management salaries and non -management salaries.

The Use of Proceeds Section on pages 16 and 17 of the Offering Circular has been expanded to include additional line items as referenced in this comment.

13. *Please describe the terms of the indebtedness which you will repay with proceeds of the offering. If any of the indebtedness was incurred within one year, describe the use of the proceeds of such indebtedness. See Instruction 4 to Item 5 of the Model B Offering Circular.*

In footnote 1 on page 17 of the Offering Circular, the terms of indebtedness, and the use of proceeds of draws under the lines of credit has been discussed, as per this comment and Instruction 4 to Item 5.

14. *Please comply fully with Instruction 6 to Item 5, in view of the fact that you reserve the right to change the use of proceeds Instruction 6 states:*

> *The issuer may reserve the right to change the use of proceeds provided that such reservation is due to certain contingencies which are adequately disclosed.*

We note the risk factor entitled "[w]e may use the proceeds from this offering in ways with which investors may not agree." In this section, please identify the proceeds which this risk factor is referring to, by quantifying the amount and disclosing the uses to which those proceeds are now allocated in the table.

Please explain the references to "various contingencies related to a start-up franchising effort and other business contingencies" in the text before the table and "unexpected business opportunities and contingencies" in footnote 5.

The uncertainties regarding the use of proceeds have been clarified and discussed on pages 13 (in Risk Factors) and 16 (introduction to Estimated Use of Proceeds) of the Offering Circular. The references to "various contingencies related to a start-up franchising effort and other business contingences" and "unexpected business opportunities and contingencies" have been further clarified in the introduction to Estimated Use of Proceeds on page 16 and in footnote 2 on page 17. We believe this is adequate disclosure in accordance with Instruction 6.

15. *It appears that you have excluded the estimated offering expenses of $165,000 from your dilution calculations. Please note that these costs should be included in your dilution calculations. Please advise or revise here and throughout your offering statement to appropriately present dilution.*

In response to this comment, the calculation of estimated dilution has been revised to take into account estimated offering expenses, on pages 16 (first paragraph) and 19 of the Offering Circular. In addition, the shares committed to be granted under the Company's Restricted Stock Plan (which has replaced the stock option plan) to incoming officers over the next five years have been treated as outstanding for purposes of calculating dilution, which further reduces the pro forma book value per share and increases dilution to new investors.

Liquidity and Capital Resources, page 19

16. *Please revise to include an analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the significant sources and uses of cash for the fiscal year ended December 31, 2006 and during the five month period ended May 31, 2007. Ensure your discussion addresses the increase in your accounts receivable, terms thereof and its collectibility as well as the impact of stock compensation to be issued as disclosed on page 33.*

The discussion of cash flows has been expanded and separated in the Management's Discussion and Analysis section, specifically on page 21 of the Offering Circular. It is also clarified that at the end of each of the two periods there were no accounts receivable outstanding due to the nature of the Company's billing and payment policies. Accordingly, there were no increases or decreases in accounts receivable in comparing the December 31, 2006 and June 30, 2007 balance sheets. The Company has terminated its stock option plan and has instead adopted a restricted stock plan. As discussed in Note C to the Summary Compensation Table on page 41 and in "Management – Restricted Stock Plan", on page 42, the first grants of restricted stock will occur in December 2008 and will have no effect on financial statements for the current fiscal year. The Company's accounting treatment of grants under the Restricted Stock Plan are included in Note I to the unaudited financial statements and in "Significant Accounting Policies" on pages 21 - 22.

17. *We note that the use of proceeds table allocates $200,000 to repayment of bank loans. Please disclose the principal uses or anticipated principal uses of loan proceeds above the $86,500 amount outstanding at May 31, 2007.*

Footnote 1 on page 17 has been expanded to explain the uses of loan proceeds under the various lines of credit, in response to this comment. In the previous use of proceeds table repayment of indebtedness was included but was redundant with offering expenses and net operating expenses, so that line item has been deleted to avoid double counting.

18. *Please file the bank credit facility agreements as exhibits to the offering statement. Please disclose the principal terms of each agreement in the offering circular.*

Copies of the bank credit facility agreements have been filed as Exhibits to the current Amendment. The principal terms of such agreements have been summarized in footnote 1 on page 17 of the Offering Circular.

19. *Please describe the equity repurchase obligation to your founding shareholders.*

The equity repurchase obligations have been described on pages 45 - 46 of the Offering Circular.

20. *In the third paragraph of this section, please disclose the basis for the statistics you have referenced.*

The sources for the population statistics, primarily the U.S. Census Bureau, have been added to the discussion in the third paragraph in "Description of Business – Overview" on pages 23 - 24 of the Offering Circular.

Principal services, page 21

21. *It would appear appropriate to list and describe your own Atlanta area handyman services in this section. Please revise or advise In this regard, you refer to "Atlanta service center" on page 27. Please define that term in this section.*

On pages 24 and 25 of the Offering Circular the Atlanta handyman services description has been expanded. The term "Atlanta service center" has been modified to be "Atlanta Test Franchise," which has been defined on page 20.

Plan of Operation, page 22

22. *Please provide the plan of operation disclosure required by Item 6(a)(3) of offering circular Model B. For example, please provide greater detail with regard to your plan for selling franchises, first for the next twelve months and, then, to the point of generating revenues. Ensure that you describe all milestones necessary to take the franchising part of your business to profitability, including details on how you will accomplish your*

milestones. Ensure that you include the estimated costs associated with each milestone and a time frame for each in weeks or months.

The Plan of Operation disclosure has been expanded on pages 26 and 27 to conform to Item 6(a)(3). To the extent practicable, estimates of costs have been included with the different Milestone categories.

Analysis of Existing Franchises and Franchise Models, page 24

23. *Please include, with your response letter, a copy of the publication, or an excerpt from the publication, which you cite in this section.*

A copy of the Entrepreneur Magazine publication referenced on page 29 of the Offering Circular is enclosed with this letter.

24. *As you do not propose to offer senior case services, the relevance of the disclosure and table about senior care franchises is unclear. Please revise or remove.*

The senior care franchise information has been retained, with additional discussion prior to that table, on page 29 of the Offering Circular, regarding why this disclosure is relevant to the prospective investor. As stated in this expanded discussion, the Company believes that its franchise opportunity draws significantly from both handyman franchise models and senior care franchise models and thus will appeal to entrepreneurs attracted to either of these models.

Customers, page 26

25. *Please disclose, if known, the states where you will offer the franchises.*

A disclosure to the effect that the franchises would be offered in all states has been added on page 30 of the Offering Circular.

Patents, Trademarks, etc, page 26.

26. *Please discuss in greater detail your "branding program." For example, explain whether, and how, any governmental entities or commerce associations or other associations will participate in the program. Describe the process for attaining your goals in this regard and state the status of your efforts. State when you expect to complete the process.*

The discussion of the Company's proposed branding program has been expanded on pages 30 – 32 of the Offering Circular. Because it is a program to be sponsored solely by the Company without any involvement whatsoever of governmental entities or commerce associations, a discussion of the involvement of governmental entities and commerce associations has not been added, as this does not seem to be appropriate. We do not see any likelihood of confusion in this regard.

27. *Describe any trademarks, any copyrights and any service marks you currently own, or clarify that there are none. Discuss whether, and how, you currently protect your information that is confidential or proprietary, and quantify it. Distinguish between the intellectual properties that you will develop and those you have already developed.*

The Company's trademark ownership has been discussed in greater detail on pages 30 - 31. The discussion of employee confidentiality and nondisclosure agreements has been expanded on page 32, including a statement confirming that all employees have executed such agreements. As the Company has little in the way of intellectual property, apart from trademarks, it does not seem productive to add a discussion that distinguishes between currently developed intellectual properties and future intellectual properties. The relative lack of emphasis on intellectual property has been highlighted by an expanded discussion on page 32 of the Offering Circular.

Proposed Franchise Program, page 27

28. *Please provide more disclosure to explain why your proposed arrangements are competitive with competing franchisers, particularly in light of the fact that your arrangements have yet to be determined.*

Considerably greater detail regarding proposed franchising arrangements has been added on pages 32-35 of the Offering Circular. Because these arrangements are proposed and not actual, it would be inaccurate to make any statement other than that the Company anticipates that this arrangements would be competitive. Whether they are in fact competitive will only be known when the Company begins to offer and sell its franchises. Information regarding competing franchise arrangements is available on the websites of competing franchisors. See response to comment 8 above.

29. *Please describe the support that you will provide your franchisees and compare such support to that offered by competing franchisers. For example, do you expect to offer financing or training, etc? Please disclose whether you will impose standards on your franchisees, such as financial requirements, experience or training requirements, insurance requirements, licensure, requirements, etc.*

On pages 32-34 of the Offering Circular, there has been added substantial detail regarding franchising standards and services to be provided to franchisees.

30. *Please disclose the anticipated time periods for franchises and the anticipated principal termination provisions.*

On page 33 of the Offering Circular there has been added information regarding anticipated franchise terms and termination provisions.

31. *We note the detailed disclosure relating to potential revenues per handyman. If this disclosure is retained, it would appear appropriate to also describe the costs and expenses related to such revenues which would impact the ability of your franchisees to remain in business.*

On page 35 of the Offering Circular, there has been added disclosure regarding per handyman expense items, corresponding to the discussion of potential revenues per handyman.

32. *In the second paragraph, please specify the "other intellectual property."*

The reference to "other intellectual property" has been deleted.

Our Employees, page 28

33. *Clarify whether the five employees you have referenced include any executive officers.*

On page 36 of the Offering Circular, under the subheading "Our Employees," it has been clarified that the five referenced employees do not include the executive officers.

Government Regulation, page 28

34. *Please disclose any licenses or other requirements that are currently required by government regulations for both your existing operations with the "test franchise" and with the franchise management operations you will have in the future. For those that you have not yet acquired, disclose whether, and when, you have made applications, and when you expect to receive the licenses. If you have not yet applied for some licenses, disclose when you will do so and how long the process will take for each license. See. Item 6(a)(2) of the Model B offering circular.*

A discussion of existing licensing requirements for the Company and potential licensing requirements for the franchisees is included under the subheading "Government Regulation" on page 35 of the Offering Circular.

Management – Current Officers, page 29

35. Please clarify whether each of the three current officers has worked full time for Delta Air Lines for each of the past five years. If not, ensure that you disclose the business and employer, if any, of each current officer for all periods during the past five years.

On pages 37 and 38 of the Offering Circular, the full time employment status of each of the three founders with Delta Airlines has been expanded to clarify their specific employment relationships.

36. Please disclose the name of Mr. Anderson's company.

Because Mr. Anderson's company does not have any current operations and has not been formed as a legal entity, it has no name. Greater detail has been added regarding Mr. Anderson's activities on page 38 of the Offering Circular.

37. Please disclose the name of Mr. Parr's consulting business.

Mr. Parr's consulting business did not have a name as he was acting as a sole proprietor, but the names of his two most important clients during the period 2003-2004 have been added on page 39 of the Offering Circular.

Management Compensation, page 32

38. Please explain the formula referenced in Note A to the summary compensation table.

Note A to the Summary Compensation Table on page 41 of the Offering Circular has been revised and expanded to provide the details of the compensation formula referenced in this comment.

Transactions with Management, page 34

39. Please advise the staff in your response letter whether or not Chris Stezelberger was a promoter. If yes, please ensure that you disclose any information required by Item 11 of the Model B offering circular.

A promoter of an issuer must be involved both in the founding and organization of the issuer. Although Mr. Stezelberger was listed on the originally filed Articles of incorporation of the Company as one of the incorporators of the Company, within a very brief time following the incorporation his involvement with the Company ceased. Accordingly, he was not involved with the organization of the Company, never serving as an officer or a director, and never owning shares of stock.

Shareholders Agreement, page 36

40. Please describe the formula for the determination of the amount of the repurchase payments discussed in this section.

On page 46 of the Offering Circular, the formula for determining the amount of the repurchase payments has been added.

Selling Arrangements, Page 37

41. Please disclose how you propose to offer the securities without registering as a broker dealer. If you propose to rely on the Securities Exchange Act Rule 3a4-1 safe harbor, tell us how each of the rule's requirements is met by the selling officers.

The Company intends to publish tombstone advertising and other advertising, in compliance with Regulation A, in various media and further by personal contacts between the executive officers and their existing friends, family and business associates. All advertising, and its method of distribution, will be filed with the SEC staff and, where required, pre-cleared to ensure compliance with Regulation A. The Company further intends to list the offering on activecapital.com (formerly AceNet), which is an online service accessed by accredited investors and which is operated in accordance with guidelines and limitations set forth in SEC No-Action letters.

It is stated at page 47 of the Offering Circular that: "The Shares will be offered and sold by the executive officers of the Company on a "best efforts" basis without receipt of any commission or other compensation, directly or indirectly." A similar statement now appears on the cover page. Each of Rule 3a4-1's requirements are met by the Company for the reasons set forth below:

1. No person offering or selling the Shares on behalf of the Company is subject to a statutory disqualification consistent with the condition set forth in Rule 3a4-1(a)(1).
2. No person offering or selling the Shares on behalf of the Company is, nor will be, compensated in connection with his participation in the offering or sale of the Shares by the payment of commissions or other remuneration based either directly or indirectly on the sale of Shares, consistent with the condition set forth in Rule 3a4-1(a)(2).
3. No person offering or selling the Shares on behalf of the Company is, has been, nor will be at the time of his participation in said offering or sale an associated person of a broker or dealer consistent with the conditions set forth in Rules 3a4-1(a)(3) and 3a4-1(a)(4).
4. The executive officers each meet the conditions of Rule 3a4-1(a)(4)(ii), in that (A) each of them primarily performs substantial duties for or on behalf of the issuer otherwise

than in connection with transactions in securities, (B)   none of them has ever been a broker or dealer or an associated person of a broker or dealer, and (C) they have not participated in any other offerings of securities for any other issuers.

42. *This section states that you may retain one or more broker-dealers to offer and sell the shares on a best efforts basis and that you will amend or supplement your offering circular. Please note that if the company enters into an agreement, after qualification, to retain a broker-dealer and the broker-dealer is acting as an underwriter then the company needs to file a post-qualification amendment to the offering statement identifying the broker-dealer and providing the required information on the plan of distribution. Also, you must file the agreement as an exhibit to the offering statement. Additionally you should be aware that prior to any involvement of any broker-dealer in the offering, such broker-dealer must seek and obtain clearance of the underwriting compensation and arrangements from the NASD Corporate Finance Department. Please revise the disclosure to indicate that the company will file a post qualification amendment addressing the above information.*

The Company is aware of the various filing requirements that will apply in the event it identifies and retains a broker-dealer in connection with the offering. The disclosure on page 46 has been revised to indicate that the Company will file a post-qualification amendment addressing the requisite about any such broker-dealer.

Audited Financial Statements

General

43. *Please note the updating requirements for your financial statements as set forth in Part F/S of the Form 1-A instructions and provide a current consent of the independent accountants with any amendment.*

The Company notes the updating requirements for financial statements as set forth in Part F/S of Form 1-A. A current consent of the independent accountants is filed with this amendment and a similar updated consent will be filed with any future amendments.

44. *Considering your disclosure of (i) the average aggregate weekly hours (i.e. 100) devoted to National House Care by your current officers (page 29), (ii) their expected annual salaries of approximately $225,000 (page 33) and (iii) their receipt of only $3,000 in compensation (page 32), tell us how your accounting for services rendered by management is consistent with SAB Topic 1B1 or revise to record all expenses associated with services received from your management (e.g. contributed capital).*

The services provided by the three founders (except for the handyman services they personally rendered at an early stage, for which the $3,000 in actual compensation was paid and accounted for) was not compensated by any third party and will not be compensated by the Company. There is no accrual of compensation to be paid at a later date. Moreover, these services were provided on irregular schedules not susceptible to accurate record-keeping or valuation. They involved services not primarily within the future job descriptions of these officers, for which they will receive salaries, prospectively, following the completion of the offering. As a result, the Company does not believe there is any accurate method available for valuing those services for financial statement purposes, even if it were appropriate to reflect these services on the financial statements.

Notes to Audited Financial Statements

Note A – Summary of Significant Accounting Policies and Description of Business, A-8

45. *Please revise to provide disclosures required by SFAS 128 and SFAS 109.*

With regard to SFAS 128, the Summary of Significant Accounting Policies has been revised to include a statement that earnings per share will be presented in accordance with SFAS 128.

With regard to SFAS 109, the Summary of Significant Accounting Policies has been revised to include a discussion of the Company's policies regarding accounting for income taxes.

46. *Please revise to disclose the impact that recently issued accounting standards will have on your financial statements when adopted in a future period in accordance with SAB Topic 11M.*

The Company is not aware of any recently issued accounting standards, not requiring adoption until a future date, that are expected to have a material impact on the financial condition or results of operations of the Company.

47. *Please revise to disclose your revenue recognition policy for each of your revenue streams (e.g. One-Time Handyman Service, Periodic Service Plans). Disclose significant contract terms and conditions, including any customer acceptance provisions, warranties and other post delivery obligations and the related revenue recognition. Enhanced disclosure should also be made to include a discussion of revenue recognition either on a gross or net basis (e.g. materials) in accordance with EITF 99-19. Also, expand your*

> *MD&A to include a discussion of these critical accounting policies and their impact on the financial statements.*

The revenue recognition policy of the Company has been added to the expanded Note A of the audited financial statements on page A-9 and is included in Note A to the unaudited financial statements on page A-19, with a statement that the Company recognizes revenue on a gross basis. On page 22 of the Offering Circular in the MD&A Section there has been added a subsection containing a discussion of the Company's revenue recognition policy and its impact on the financial statements.

Interim Financial Statements

General

48. *Please amend your filing to include a complete set of footnotes to your interim financial statements.*

A complete set of footnotes has been added to the interim financial statements on pages A-19 to A-21.

49. *We note you presented a combined statement of income and statement of cash flows for two apparent segments of your business. This separate presentation of combined information is not appropriate. Please revise. Consider enhanced disclosure in MD&A regarding your "test franchise" or footnote disclosure required by SFAS 131, if applicable.*

The financial statements had been revised to eliminate the separate presentations referenced in this comment. The MD&A discussion of operations has been expanded to include information regarding the results of Atlanta Test Franchise versus the results of the Company as a whole.

Exhibits

Subscription Agreement

50. *Please remove provisions that may suggest to an investor that he or she is waiving his or her rights under the federal securities laws. See, for example, sections 3(f), (g) to the extent that the subscriber has read and understands the offering circular and (i), as well as section 6 regarding indemnification. Please revise. If these are provisions required by state securities laws, please provide copies of the applicable requirements along with the cover letter accompanying the amended offering statement.*

The requested changes to sections 3(f), 3(g) and 3(i) have been deleted, as well as section 6 of the Subscription Agreement.

We trust this response has addressed your comments. Please do not hesitate to let us know of any additional questions or comments that the staff may have. Thank you.

Sincerely,



Henry B. Levi,
For the Firm

HBL:git
Enclosures